UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2025

Commission File Number: 001-41586

MOOLEC SCIENCE SA

(Exact name of Registrant as Specified in Its Charter)

89 Nexus Way, Camana Bay
Grand Cayman KY1-9009
Cayman Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

EXPLANATORY NOTE

This Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (Registration No. 333-283113) and Form S-8 (Registration No. 333-282263).

Moolec Receives Nasdaq Determination Letter

On November 14, 2025, Moolec Science SA (“Moolec” or the “Company”) received a determination letter (the “Nasdaq Determination Letter”) from the Nasdaq Stock Market LLC (“Nasdaq”) indicating that the closing bid price of the Company’s ordinary shares had been below the minimum $1.00 per share requirement for the last 30 consecutive business days, as set forth in Nasdaq Listing Rule 5550(a)(2), and informing the Company of their view that the Company would not be afforded an automatic 180-day period to regain compliance with such rule.

The Company has submitted a timely appeal to a Nasdaq Hearings Panel, through which it will request the granting of a 180- day period to submit and effect a compliance plan, which will include a potential implementation of a reverse stock split, if determined to be in the best interest of shareholders.

The submission of the appeal automatically stays the effect of the Nasdaq Determination Letter until the appeal has been considered, which will take place on December 18, 2025. Accordingly, the Company’s ordinary shares will continue to trade on The Nasdaq Capital Market under the symbol “MLEC” without interruption during such stay.

The Company intends to continue closely monitoring the closing bid price for its ordinary shares and remains committed to evaluating and executing all appropriate actions to cure the deficiency and regain compliance with Nasdaq Listing Rule 5550(a)(2). The receipt of the Nasdaq Determination Letter does not affect the Company’s business, operations or reporting requirements with the Securities and Exchange Commission.

Forward-looking Statements

This report contains “forward-looking statements.” Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements with respect to the Company’s plan to regain compliance under the NASDAQ rules, performance, prospects, revenues, and other aspects of the business of Moolec are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Although we believe that we have a reasonable basis for each forward-looking statement contained in this report, we caution you that these statements are based on a combination of facts and factors, about which we cannot be certain. We cannot assure you that the forward-looking statements in this report will prove accurate. These forward-looking statements are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from expected results, including, among others, changes in applicable laws or regulations, the possibility that Moolec may be adversely affected by economic, business and/or other competitive factors, costs related to the scaling up of Moolec’s business and other risks and uncertainties, including those included under the header “Risk Factors” in Moolec’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), as well as Moolec’s other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Accordingly, you should not put undue reliance on these statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Moolec Science SA
(registrant)

Date: November 20, 2025	By:	/s/ Alejandro Antalich
	Name:	Alejandro Antalich
	Title:	Chief Executive Officer

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